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                                                                EXHIBIT (c)(4)




                         TEXAS INSTRUMENTS INCORPORATED



                                           November 19, 1997


Mr. James Steenbergen
President, CEO and CFO
Amati Communications Corporation
2043 Samaritan Drive
San Jose, California 95124

Dear Mr. Steenbergen:

                 It is our understanding that you were granted an option to purchase 500,000 shares of Amati Communications Corporation ("Amati") common stock on November 27, 1995 at an exercise price of $4.25. It is also our understanding that your right to exercise the option vested with respect to 25% of these shares, or 125,000 shares six months after at grant, and that the remaining 375,000 shares would vest in three equal annual installments on May 27, 1997, 1998 and 1999.

                 In connection with the acquisition of Amati by Texas Instruments Incorporated ("TI"), your Amati options will be converted on the closing date into options on TI common stock. The number of shares covered by the TI options will be determined by the exchange ratio contained in the merger agreement and the per share option price shall be adjusted so that the aggregate option price for the TI shares will be equal to the aggregate option price of the Amati shares subject to your existing option. The TI options shall be subject to the same vesting schedule and other terms and conditions as now exist in your outstanding Amati options. In the event Amati or its successor terminates your full-time employment with Amati and its affiliates without cause following the acquisition, you will be retained as an employee on an approved leave of absence until the date on which your TI converted options are completely vested.

                 In consideration of the conversion of the Amati options into TI options and the acquisition of the common stock of Amati by TI, you agree to abide by the following non-competition and non-solicitation covenants through the term of your employment with Amati or its successor and for a period of one year following the termination of your full-time employment with Amati or its successors for any reason.
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Mr. James Steenbergen
November 19, 1997
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                 You shall not own, directly or indirectly, a debt or equity interest in or provide any labor or services (whether as an employee, consultant, partner, joint venturer, director, agent, trustee or otherwise) to any person or entity that is engaged in the business of developing, designing, manufacturing, marketing or selling digital signal processing solutions and/or physical layer coding attributes of high speed digital lines ("Competing Business"); provided, however, that the Employee shall be permitted to own 5% or less of a Competing Business which is publicly- traded entity or is a non-publicly traded entity (but the fair market value of such interest in the non-publicly-traded entity is $50,000 or less). You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, any customer of Amati or its successors to purchase, lease, license or otherwise exploit any goods or services that are similar to or competitive with any goods or services offered (or then under active development) by Amati or its successor. You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, or assist any such person to solicit any employee of Amati or its successors to terminate such employee's employment relationship with Amati and its successors or provide any labor or services to any person or entity other than Amati or its successors.

                 Please indicate your agreement with the terms and conditions of the conversion of your options by affixing your signature to the enclosed copy of this letter and returning the same to the undersigned as soon as possible.

                                           Very truly yours,

                                           TEXAS INSTRUMENTS INCORPORATED



                                           By:  /s/ BARBARA GIBBS
                                                --------------------------------
                                                Barbara Gibbs,
                                                Vice President, Corporate Staff


I agree to the foregoing
terms and conditions:

                                                /s/ JAMES STEENBERGEN
     11-19-97                                   --------------------------------
----------------------                          James Steenbergen
       Date